CERTIFICATE OF AMENDMENT OF
                         CERTIFICATE OF INCORPORATION OF
                             BASE TEN SYSTEMS, INC.

                  Base Ten Systems, Inc., a New Jersey corporation, to amend its Certificate of Incorporation in accordance with Section 14A:9-2(4) of the New Jersey Business Corporation Act, hereby certifies:

         FIRST:   The name of the corporation is Base Ten Systems, Inc.

         SECOND: Article 6(a) of the Certificate of Incorporation of the corporation is amended to read in its entirety, as follows:

         (a) This corporation is authorized to issue three classes of shares of stock to be designated "Class A Common," "Class B Common," and
         "Preferred." The total number of shares that this corporation is authorized to issue is 62,997,800.9375 and the aggregate par value of all such shares is $62,997,800.9375. Sixty million of the shares shall be Class A Common shares of a par value of $1.00 each. Two million of the shares shall be Class B Common shares of a par value of $1.00 each. 997,800.9375 of the shares shall be Preferred shares of a par value of $1.00 each.

         THIRD: The amendment to the Certificate of Incorporation set forth in Paragraph SECOND of this Certificate was adopted by the shareholders of the corporation on November 10, 1998.

         FOURTH: The designation and number of shares of each class or series entitled to vote on the amendment to the Certificate of Incorporation set forth in Paragraph SECOND of this Certificate is as follows:


     Class or Series                                         Number of Shares
     Class A Common Stock                                        10,477,221

     Class B Common Stock                                            77,236

     Series A Preferred Stock                                 18,177.734375


         FIFTH: The number of shares of each class or series voting together as a group (each share of Class A Common Stock and each share of Class B Common Stock having one vote per share; each share of Series A Preferred Stock having one vote per share, calculated as if all shares of Series A Preferred Stock had been converted into shares of Class A Common Stock on the record date, subject to limitations applicable to certain holders) voted for or against the amendment to Article 6(a) of the Certificate of Incorporation set forth in Paragraph SECOND of this Certificate is as follows:


                                               For                                Against
  Class or Series                    Shares            Votes              Shares            Votes
  ------------------                ---------        ---------            ------            ------

Class A Common Stock                9,723,254        9,723,254              286,494         286,494

Class B Common Stock                   54,096           54,096                1,883           1,883

Series A Preferred Stock                  527           84,320                    0               0


         SIXTH: This Certificate of Amendment shall become effective upon filing.

         IN WITNESS WHEREOF, Base Ten Systems, Inc. has caused its duly authorized officer to execute this Certificate on this 18th day of November, 1998.


                                              BASE TEN SYSTEMS, INC.


                                              THOMAS E. GARDNER
                                         By:_______________________________
                                            Thomas E. Gardner, President and
                                              Chief Executive Officer